NB TELECOM, INC.

106 MAY DRIVE

SAXONBURG, PA  16056

July 17, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Gregory Dundas, Senior Counsel

Re:

NB Telecom, Inc. – Registration Statement on Form SB-2 - File No.:  333-134073

[JH&M File No. 3469.01]

Dear Mr. Dundas:

NB Telecom, Inc., as Registrant, hereby requests acceleration of the effective date of the referenced Registration Statement, and in connection with that request we acknowledge the following:

1.

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further requests that an Order be issued pursuant to Section 8(a) of the Securities Act of 1933 declaring the Registration Statement effective Thursday, July 19, 2007 at 3:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.

Sincerely,

NB TELECOM, INC.

By:  /s/ Paul Kelly

Paul Kelly

President

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